

July 31, 2013

Via E-mail
Richard J. Doleshek
Executive Vice President and Chief Financial Officer
QEP Midstream Partners, LP
1050 17th Street, Suite 500
Denver, Colorado 80265

> **Re:** **QEP Midstream Partners, LP**
> **Pre-effective Amendment No. 2 to Registration Statement on Form S-1**
> **Filed July 26, 2013**
> **File No. 333-188487**

Dear Mr. Doleshek:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Exhibit A

Use of Proceeds, page 56

1. Please tell us how the amounts presented as the increase or decrease in net proceeds attributable to an increase or decrease of 1.0 million common units sold, together with a concurrent increase or decrease of $1.00 in the assumed public offering price per common unit, were derived.

Dilution, Page 58

2. Please revise to disclose that pro forma net tangible book value before and after the offering excludes the amount of equity attributable to the Non-controlling Interest.

3. Your tabular calculation of dilution includes a decrease in net tangible book value per unit attributable to purchasers in the offering. It appears that you have included the amount of the decrease attributable to the distribution to be made to QEP and possibly other items in this amount. Please revise to show the amount of the increase in net tangible book value per share attributable to the cash payments made by purchasers of the shares being offered separately from other transactions and adjustments included in the dilution calculation. Please refer to Item 506 of Regulation S-K.

QEP Midstream Partners, LP Predecessor Financial Statements

Unaudited Combined Statements of Income, page F-10

4. We note your calculation of pro forma earnings per common unit and your narrative explanation in Note 2. With reference to SAB Topic 1:B.3, please tell us why you have assumed that all common units sold to the public in this offering are outstanding for purposes of this calculation. We remind you that you only should give effect to the number of common units whose proceeds would be necessary to pay the excess of the dividend above the current year's earnings, which appears to be less than 20 million common units. To assist us in better understanding your calculation, please provide the details of your calculation in your response. Please also apply this comment to your calculation of pro forma earnings per common unit on the face of your annual statements of income.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Sondra Snyder, Staff Accountant at (202) 551-3332 or Jennifer Thompson, Accounting Branch Chief at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Jacqueline Kaufman, Staff Attorney, at (202) 551-3797, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: Sean T. Wheeler, Esq.
        Latham and Watkins LLP